1798 Technology Drive, Suite 178
San Jose, CA 95110

June 23, 2009

VIA EDGAR--CORRESPONDENCE

Stephen Krikorian
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

RE:	DOCUMENT CAPTURE TECHNOLOGIES, INC.
FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008
FILED APRIL 15, 2009
FILE NO. 000-25839

Dear Mr. Krikorian:

We are submitting this correspondence via the EDGAR system in response to a comment letter (“Comment Letter”) issued by the Securities and Exchange Commission ("SEC") on June 17, 2009.  In connection with the Comment Letter, the SEC has asked that we amend certain filings, and such filings will be amended after you have reviewed our response below to the Comment Letter. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to fully cooperating with you in these respects.  As such, we have not yet amended Item 9A of our Form 10-K for the year ended December 31, 2008 (“Form 10-K”).  In our response below we have also responded to verbal comments provided by the Staff on June 19, 2009, whereby the Staff commented on the effectiveness of our disclosure controls and procedures.

In addition, the Comment Letter sought certain declarations from the company. As such, we hereby declare and acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please see below for our responses to the SEC's comments.

Form 10-K for the Year Ended December 31, 2008
Item 9A.  Controls and Procedures, page 27

1. Response – Management took great care drafting the disclosure related to management’s assessment of Document Capture Technologies, Inc’s (“DCT”) controls and procedures and attempted to make the disclosure specific to DCT’s internal control structure while minimizing “boiler plate” disclosure.  All identified weaknesses as of December 31, 2007 and the related remediation efforts during the year ended December 31, 2008 were disclosed in detail in Item 9A. Controls and Procedures of DCT’s Form 10-K.  We had no additional weaknesses that were identified during the year ended December 31, 2008.  Management believes that because: (1) we disclosed that all weaknesses identified at December 31, 2007 were remediated during the year ended December 31, 2008 and (2) there were no new weaknesses identified during the year ended December 31, 2008 which required disclosure, there was sufficient disclosure for a reader to conclude that DCT’s internal controls over financial reporting were effective.  As a result of management’s belief that DCT’s internal controls over financial reporting was appropriately disclosed in its Form 10-K, management also believes that DCT’s disclosure controls and procedures were effective as of December 31, 2008 and remain effective as of the date of this correspondence and that no additional disclosure, other than the proposed disclosure below, is required to be made to Item 9A of DCT’s Form 10-K.

However, in an effort to enhance the overall disclosure in our filings and add further clarity related to management’s conclusion regarding the effectiveness of our internal controls as of the end of the most recent fiscal year, we propose to amend our Form 10-K for the year ended December 31, 2008 to include the following disclosure:

“As of December 31, 2008, management assessed the effectiveness of our internal control over financial reporting and concluded that our internal controls over financial reporting were effective.”

* * * * * *

If you have any further questions, please feel free to contact me directly at anytime at 408-213-3704.

Very truly yours,

/s/ M. Carolyn Ellis
M. Carolyn Ellis
Chief Financial Officer

cc: Jody R. Samuels, Esq.